United States securities and exchange commission logo





                             May 16, 2023

       Travis T. Thomas
       Chief Financial Officer
       Ring Energy, Inc.
       1725 Hughes Landing Blvd., Suite 900
       The Woodlands, TX 77380

                                                        Re: Ring Energy, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K filed May
4, 2023
                                                            File No. 001-36057

       Dear Travis T. Thomas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Proved Undeveloped Reserves, page 38

   1. Your disclosure of the changes in proved undeveloped reserves during 2022, other than volumes converted,
states the increase was primarily attributable to the Stronghold
                                                        Acquisition. Your
explanation does not appear to address the additional factors identified in the change in your
total proved reserves, including but not limited to removal of the
                                                        Company   s Delaware
basin proved undeveloped reserves, which may also have an effect on proved undeveloped
reserves. Please expand your disclosure to identify and quantify the volumes of proved
undeveloped reserves associated with each contributing change factor separately,
including offsetting factors, so the entire change volume is fully explained. This comment
also applies to the explanation of the changes in proved
                                                        undeveloped reserves
provided on page F-39 to the extent that you include an explanation under the section
Supplemental Information on Oil and Natural Gas Producing
                                                        Activities." Refer to
the disclosure requirements in Item 1203(b) of Regulation S-K.
 Travis T. Thomas
FirstName  LastNameTravis T. Thomas
Ring Energy, Inc.
Comapany
May        NameRing Energy, Inc.
     16, 2023
May 16,
Page 2 2023 Page 2
FirstName LastName
2. We note the disclosure on page 39 indicating that you expect all currently scheduled PUD locations to be drilled over the next five years beginning in 2023. Please expand your disclosure to clarify, if true, that the proved undeveloped reserves as of December 31,
         2022 are part of a development plan adopted by management including approval by the
         Board, if approval is required, that results in converting your proved undeveloped reserves to developed status within five years of initial disclosure as proved reserves. Refer to Rule
         4-10(a)(31)(ii) of Regulation S-X and the question 131.04 in the Compliance and
         Disclosure Interpretations (C&DIs) regarding Oil and Gas Rules.
3. If there are material amounts of proved undeveloped reserves that are not scheduled to be developed within five years of your initial disclosure of these reserves, please expand your disclosure to explain the reasons for the delay. Refer to Item 1203(d) of Regulation S-K and question 131.03 in the Compliance and Disclosure Interpretations (C&DIs).
Acreage, page 40

4. Please expand your disclosure of developed and undeveloped acreage to additionally include the figures relating to acreage in which you hold royalty and overriding royalty interests. Refer to Items 1208(a) and 1208(b) of Regulation S-K. Exhibits and Financial Statement Schedules
Exhibit Number 99.1 Reserve Report of Cawley, Gillespie & Associates, Inc., page 66

5.       We note the reserves report incorporates an    as of date    of
January 1, 2023 rather than an
            as of date    of December 31, 2022 as utilized throughout your
filing on Form 10-K.
         Please note SEC reserve evaluations, based on historical average prices and costs, provide an estimate of reserves using an effective date as of the end of a time period or "as of fiscal year-end," e.g. as of December 31, 2022. Please revise the disclosures throughout
         reserves report to use an appropriate "as of date.    Refer to the
disclosure requirements in
         Items 1202(a)(8)(ii) and 1202(a) of Regulation S-K.
Supplemental Information on Oil and Natural Gas Producing Activities
(Unaudited)
Reserves Quantities Informaton, page F-37

6. We note your explanation of the change in total proved reserves due to Revisions of
         Previous Quantity Estimates    appears to combine changes from
separate and unrelated
         causes, e.g., the result of converting from reporting reserves in two-streams (oil and gas)
         to three-streams (oil, NGLs, and gas), the removal of the Company   s
Delaware basin
         proved undeveloped reserves, well performance, increased cost from 2022 industry activity, and increased commodity pricing. Expand your disclosure to identify and quantify the volumes of total proved reserves associated with each contributing change factor separately, including offsetting factors, so the entire change volume is fully explained. This comment also applies to the explanation of the change in total proved reserves due to revisions provided on page 35 to the extent that you include an explanation under the Properties section and to the disclosure of significant changes in total proved
 Travis T. Thomas
FirstName  LastNameTravis T. Thomas
Ring Energy, Inc.
Comapany
May        NameRing Energy, Inc.
     16, 2023
May 16,
Page 3 2023 Page 3
FirstName LastName
         reserves for each line item shown in the reserves reconciliation, other than production, and for each of the periods presented, e.g. the periods ending December 31, 2022 and 2021, as applicable. Refer to the disclosure requirements in FASB ASC 932-235-50-5 and
         Instruction 1 to Item 302(b) of Regulation S-K.
7. We note the proved reserves reconciliations for 2022 and 2021 disclosed on pages F-38 and F-39 do not include a column for total barrel of oil equivalent
(Boe); however, the
         explanations of the individual line item volumes are provided in Boe amounts. For better correlation, expand these reconciliations to include a Boe column similar to those disclosed on page 35, or revise the volume amounts provided in the explanations.
Standardized Measure of Discounted Future Net Cash Flows, page F-39

8. Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that future cash flows take into account the estimated abandonment costs for your proved properties. Refer to FASB ASC 932-235-50-36.

         If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included for each of the periods presented, e.g. as of December
         31, 2022, 2021 and 2020, respectively, please explain to us your rationale for excluding these costs from your calculation of the standardized measure.
Form 8-K filed May 4, 2023

Exhibit 99.1
First Quarter 2023 Highlights and Recent Key Items, page 1

9. We note your disclosure of a Leverage Ratio and footnote 2 indicating that the amount is based on annualized third and fourth quarter 2022 and first quarter 2023 EBITDA adjusted for the pro-forma effects of the Stronghold Transaction. Based on the manner in which this ratio is calculated, please tell us how you considered whether this Leverage
         Ratio is a non-GAAP measure. If this is a non-GAAP measure, it appears necessary to provide disclosure consistent with Item 10(e) of Regulation S-K. In addition, please consider Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations
         and the example regarding the presentation of a ratio without also presenting the ratio calculated using the most directly comparable GAAP measure with equal or greater prominence.
Financial Overview
General and Administrative Expenses ("G&A"), page 5

10. We note your discussion of G&A, excluding non-cash share-based compensation and
         G&A, excluding transaction costs and non-cash share-based compensation, in narrative form, without a quantification of the amount excluded for non-cash share-based compensation. Please tell us how you considered Question 102.10 of the Non-GAAP
         Compliance and Disclosure Interpretations. To this end, an example of disclosure
 Travis T. Thomas
Ring Energy, Inc.
May 16, 2023
Page 4
         that would cause undue prominence of the non-GAAP measure includes:
Providing
         discussion and analysis of a non-GAAP measure without a similar discussion and analysis of the comparable GAAP measure in a location with equal or greater prominence.
Non-GAAP Information
Reconciliation of Net Income (Loss) to Adjusted Net Income, page 17

11. Please disclose how Adjusted Net Income is useful to investors and the additional purposes, if any, that management uses this non-GAAP measure. Refer to Item
         10(e)(1)(i)(C) and (D) of Regulation S-K.
12. Please provide a reconciliation of the per share Adjusted Net Income to per share GAAP
         Net Income. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. This
         comment also applies to your reconciliation of Adjusted EBITDA per share as presented on page 19.
Reconciliation of Free Cash Flow and Cash Flow from Operations, page 19

13. Please revise to reconcile Free Cash Flow to Net Cash Provided by Operating Activities as
         the most directly comparable GAAP measure. In addition, this non-GAAP measure should be renamed as you do not calculate it in the typical manner. Further, revise the conflicting statement on page 18: "There is no commonly accepted definition of Free Cash Flow within the industry." See Question 102.07 of the Compliance & Disclosure Interpretations
         regarding Non-GAAP Financial Measures.
14.    We note you have labeled Cash Flow from Operations as a non-GAAP measure.
       However, we note that this label is commonly used interchangeably with Cash Flow from
       Operating Activities. Please tell us why you believe you have appropriately labeled this non-GAAP measure based on the guidance in Question 100.05 of the
Compliance
FirstName LastNameTravis T. Thomas
       & Disclosure Interpretations on Non-GAAP Financial Measures. In addition, please revise
Comapany
       yourNameRing
            disclosure Energy,    Inc.
                         to explain why this non-GAAP measure provides useful
information to
May 16,investors per 4Item 10(e)(1)(i)(C) of Regulation S-K.
         2023 Page
FirstName LastName
 Travis T. Thomas
FirstName  LastNameTravis T. Thomas
Ring Energy, Inc.
Comapany
May        NameRing Energy, Inc.
     16, 2023
May 16,
Page 5 2023 Page 5
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at 202-551-4727, or John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation